FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: September 9, 2005           By: /s/David Patterson/s/, CEO

Knight Resources Ltd.

Quarterly Financial Statements
For The Nine Months Ended June 30, 2005
(Unaudited)

Notice to Reader

The accompanying unaudited financial statements of Knight Resources Ltd. (“the Company”) have been prepared by and are the responsibility of the Company’s management. The Company’s independent auditor has not performed a review of the Company’s unaudited interim financial statements as at and for the nine months ended June 30, 2005.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Balance Sheets
(Unaudited)
(Canadian Dollars)

	June 30,	September 30,
	2005	2004
ASSETS

Current assets
Cash and cash equivalents	$ 1,717,605	$ 764,000
Short-term investments	42,745	294,711
Accounts receivable	15,059	16,371
Advances for exploration	1,213,195	-
Tax credits recoverable	1,239,923	2,843,026
Prepaid expenses	7,058	37,946

	4,235,585	3,956,054

Property, plant and equipment	20,525	22,070

	$ 4,256,110	$ 3,978,124

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$ 30,500	$ 1,388,398

Shareholders' equity
Share capital (note 4)	18,985,718	15,532,563
Contributed surplus (note 5)	2,357,368	2,042,698
Deficit	(17,117,476)	(14,985,535)

	4,225,610	2,589,726

	$ 4,256,110	$ 3,978,124

Contractual obligations and contingency (note 3)

Approved by the Directors:

"Harvey Keats"

"David Patterson"

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Operations
(Unaudited)
(Canadian Dollars)

		Three months ended June 30,		Nine months ended June 30,
	2005	2004	2005	2004
Revenue
Oil and gas sales	$ -	$ 1,476	$ 9,770	$ 14,421

Production expenses
Royalties	-	311	5,862	3,540
Operating costs	1,734	1,211	6,505	6,638

	1,734	1,522	12,367	10,178

Net production revenue (loss)	(1,734)	(46)	(2,597)	4,243

Expenses
Exploration expenditures
(see schedule 1) (note 3)	526,232	448,066	1,322,630	1,505,050
General and administrative (see schedule 2)	313,233	108,160	795,172	1,635,013
Promotion	54,081	134,767	203,915	295,260
Travel	8,150	44,560	57,022	89,860

	901,696	735,553	2,378,739	3,525,183

Loss before other items and income taxes	(903,430)	(735,599)	(2,381,336)	(3,520,940)

Other items
Loss on disposal of property, plant and
equipment	-	(1,854)	-	(1,854)
Refund of abandonment deposit	-	129,370	-	129,370

	-	127,516	-	127,516

Loss before income taxes	(903,430)	(608,083)	(2,381,336)	(3,393,424)

Income tax recovery	-	-	249,395	-

Loss for the period	$ (903,430)	$ (608,083)	$ (2,131,941)	$ (3,393,424)

Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.04)	$ (0.08)

Weighted average number of
common shares outstanding	64,532,348	47,877,343	58,049,044	44,891,571

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Deficit
(Unaudited)
(Canadian Dollars)

		Nine months ended June 30,
	2005	2004

Deficit, beginning of period	$ (14,985,535)	$ (7,593,670)

Loss for the period	(2,131,941)	(3,393,424)

Deficit, end of period	$ (17,117,476)	$ (10,987,094)

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Statements of Cash Flows
(Unaudited)
(Canadian Dollars)

		Three months ended June 30,		Nine months ended June 30,
	2005	2004	2005	2004
Cash Provided by (Used for):

Operating Activities
Earnings (loss) for the period	$ (903,430)	$ (608,083)	$ (2,131,941)	$ (3,393,424)
Items not involving cash:
Amortization	1,951	1,265	5,443	3,058
Stock-based compensation expense	182,469	-	314,670	1,187,750
Loss on disposal of property, plant and
equipment	-	1,854	-	1,854
Future income tax recovery	-	-	(249,395)	-
Accrued interest income	3,019	(19,749)	1,966	(49,843)
Changes in non-cash operating working capital:
Accounts receivable	4,809	5,935	1,312	11,672
Advances for exploration	(1,182,143)	-	(1,213,195)	883,835
Tax credits recoverable	1,990,341	486,671	1,603,103	671
Prepaid expenses	17,544	28,062	30,888	(55,738)
Accounts payable and accrued liabilities	(39,143)	50,062	(1,357,898)	284,021

	75,417	(53,983)	(2,995,047)	(1,126,144)

Financing Activity
Issuance of common shares	1,087,000	133,975	3,702,550	4,960,825

Investing Activities
Purchase of short-term investments	-	(750,000)	(500,000)	(5,033,900)
Redemption of short-term investments	500,000	600,000	750,000	800,000
Purchase of property, plant and equipment	(840)	(11,282)	(3,898)	(16,699)
Expenditures on oil and gas property	-	-	-	(70,000)
Expenditures on mineral property	-	-	-	(138,599)

	499,160	(161,282)	246,102	(4,459,198)

Increase (decrease) in cash and
cash equivalents	1,661,577	(81,290)	953,605	(624,517)

Cash and cash equivalents,
beginning of period	56,028	171,803	764,000	715,030

Cash and cash equivalents, end of period	$ 1,717,605	$ 90,513	$ 1,717,605	$ 90,513

See accompanying notes to the financial statements.

KNIGHT RESOURCES LTD.
(An exploration stage company)
Notes to the Financial Statements
June 30, 2005
(Unaudited)
(Canadian Dollars)

1.	Nature of Operations and Basis of Presentation

The Company is a public company incorporated under the Company Act, British Columbia. Its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange. The principal business of the Company is exploration of mineral and oil and gas properties. As of the date of this report, the Company has not determined whether its properties contain reserves that are economically recoverable.

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the financial statements required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine month period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ended September 30, 2005. The balance sheet at September 30, 2004 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

2. Significant Accounting Policies

These interim financial statements have been prepared by management in accordance with the accounting policies described in the Company’s annual financial statements for the year ended September 30, 2004. For further information, refer to the financial statements and notes thereto included in the Company’s Annual Report to Shareholders for the year ended September 30, 2004.

3. Mineral Property

West Raglan Property

	June 30,	September 30,
Cumulative expenditures	2005	2004

Exploration expenditures	$ 10,755,584	$ 8,627,126
Refundable tax credits and mining duties	(4,339,840)	(3,534,012)

	$ 6,415,744	$ 5,093,114

On March 26, 2003, the Company entered into a formal option and joint venture agreement with Anglo American Exploration (Canada) Limited (‘Anglo American’), whereby the Company can earn a 49% participating joint venture interest in the 720 km2 West Raglan Project (‘the Project’) located in northern Quebec, Canada.

To exercise the option, the Company must incur a total of $11.8 million of expenditures on exploration and related work on or before December 31, 2006. The Company has agreed to spend $5 million in calendar 2005, which subsequent to June 30, 2005 resulted in the option being exercised.

On April 21, 2004 Novawest Resources Inc. (‘Novawest’) of Vancouver, BC, commenced litigation in the Supreme Court of British Columbia against Anglo American. The lawsuit, Action No. SO42230, relates primarily to the question of ownership of the claims that form the West Raglan Property. On June 24, 2004 Anglo American filed a Statement of Defence in the Supreme Court of British Columbia. In the Statement of Defense, Anglo American provides a detailed account of the events that led to Anglo American’s staking of the West Raglan Property, and more specifically challenges the basis for all claims made by Novawest Resources Inc.

On November 12, 2004 the Company commenced litigation in the Supreme Court of British Columbia against Novawest and all the directors and officers of Novawest (the ‘Personal Defendants’). The lawsuit, Action No. SO46306 alleges that the Novawest Action was filed, at the behest of the Personal Defendants, with the purpose, among other things, of causing injury to the Company.

3. Mineral Property (cont’d)

The Company is relying on representations in its Option and Joint Venture Agreement with Anglo American that Anglo American is the valid owner of all of the claims that form the West Raglan Project.

4. Share Capital

	Number	Value

Balance at September 30, 2004	48,411,706	$ 15,532,563
Exercise of agent's options	1,300,000	260,000
Exercise of warrants	8,195,000	1,248,750
Private placements	7,473,334	2,193,800
Future income tax for renunciation of Canadian
Exploration Expenses pursuant to flow-through shares		(249,395)

Balance at June 30, 2005	65,380,040	$ 18,985,718

On December 29, 2004, the Company issued 1,000,000 common shares to Anglo American through a non-brokered private placement at a price of $0.45 per share for proceeds of $450,000. Along with the shares, the Company issued Anglo American 1,000,000 non-transferable share purchase warrants entitling Anglo American to purchase one additional common share of the Company at a price of $0.45 expiring December 29, 2005.

On December 29, 2004, the Company issued 800,000 flow-through common shares through a non-brokered private placement at a price of $0.25 per share for proceeds of $200,000 less share issuance costs of $7,000. For income tax purposes, the subscription funds of $200,000 will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

On January 12, 2005, the Company issued 2,000,000 flow-through common shares through a non-brokered private placement at a price of $0.25 per share for proceeds of $500,000 less fees and costs of $36,200. For income tax purposes, the subscription funds of $500,000 will be applied towards carrying out exploration activities and the expenditures will be renounced in favour of the subscriber. Accordingly, the Company will not have available deductions from taxable income in respect of such expenditures.

On April 22, 2005, the Company issued 1,840,000 common shares to Anglo American through a non-brokered private placement at a price of $0.30 per share for proceeds of $552,000. Along with the shares, the Company issued Anglo American 1,840,000 non-transferable share purchase warrants entitling Anglo American to purchase one additional common share of the Company at a price of $0.35 expiring April 22, 2007. The private placement fulfills Anglo American’s obligation to fund 20% of exploration on the West Raglan Project during the option earn-in phase through private placements in the Company.

On April 22, 2005, the Company issued 1,833,334 common shares through a non-brokered private placement at a price of $0.30 per share for proceeds of $550,000. Along with the shares, the Company issued 1,833,334 non-transferable share purchase warrants entitling the holder to purchase one additional common share of the Company at a price of $0.35 expiring April 22, 2007.

5. Stock-based Compensation

The Company uses the fair value based method of accounting for all stock-based awards. During the nine months ended June 30, 2005, the Company re-priced 930,000 stock options, extended 1,417,500 stock options and granted 1,740,000 stock options with a compensation cost of $314,670. The Company calculated the compensation cost by using the Black-Scholes option pricing model assuming a weighted average risk-free interest rate of 3%, a dividend yield of nil, an expected volatility of 90% and expected life of the stock options of 1.8 years.

6. Related Party Transactions

Related parties are directors, officers and other companies with common directors and/or officers of the Company. Amounts due to related parties are non-interest bearing and without specific terms of repayment.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following is a summary of the related party transactions that occurred throughout the period:

	2005	2004

Directors fees	$ 18,000	$ -
Management fees	$ 112,613	$ 192,967
Rent	$ 24,739	$ 2,500
Exploration expenditures - management fees	$ 114,870	$ -
Property, plant and equipment	$ -	$ 4,068

KNIGHT RESOURCES LTD.
(An exploration stage company)

Exploration Expenditures				Schedule 1
(Unaudited)
(Canadian Dollars)

		Three months ended June 30,		Nine months ended June 30,
	2005	2004	2005	2004

Lagarde
Recovery of abandonment costs	$ -	$ -	$ -	$ (4,168)
Net proceeds on sale of wellhead and tubing	-	-	-	(8,250)

	-	-	-	(12,418)

West Raglan Property
Drilling	22,368	148,195	170,127	648,626
Geochemistry	10,583	28,836	25,079	70,344
Geology	176,096	309,413	436,550	855,822
Geophysics	291,588	45,355	403,081	319,211
Land	353	-	9,196	-
Mobilization	267,386	-	631,272	-
Other	134,262	120,583	395,677	313,781
Safety and environment	42,186	-	57,476	-

	944,822	652,382	2,128,458	2,207,784
Refundable tax credits	(351,852)	(164,709)	(677,350)	(558,709)
Mining duties refund	(66,738)	(39,607)	(128,478)	(131,607)

	526,232	448,066	1,322,630	1,517,468

	$ 526,232	$ 448,066	$ 1,322,630	$ 1,505,050

General and Administrative Expenses				Schedule 2
(Unaudited)
(Canadian Dollars)

		Three months ended June 30,		Nine months ended June 30,
	2005	2004	2005	2004

Accounting and audit	$ -	$ 6,250	$ 32,462	$ 36,579
Administrative fees	27,000	26,000	81,000	78,500
Amortization	1,951	1,265	5,443	3,058
Consulting fees	-	-	-	48,000
Directors fees	6,000	-	18,000	-
Filing fees	9,076	2,945	25,331	33,739
Legal fees	43,577	6,356	96,486	24,786
Management fees	30,818	65,367	112,613	192,967
Office and miscellaneous	8,295	6,638	73,719	33,888
Rent	9,739	10,500	24,739	28,500
Stock-based compensation expense (note 5)	182,469	-	314,670	1,187,750
Telephone and communications	4,597	4,457	23,794	15,074
Transfer agent	1,912	2,103	6,530	11,747
Less: interest income	(12,201)	(23,721)	(19,615)	(59,575)

	$ 313,233	$ 108,160	$ 795,172	$ 1,635,013

KNIGHT RESOURCES LTD.
Management’s Discussion and Analysis
Nine Months Ended June 30, 2005

The following discussion and analysis of the results of operations and financial condition (“MD&A”) for Knight Resources Ltd. (“the Company”) should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended June 30, 2005 and related notes thereto. The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles. The effective date of this MD&A is August 26, 2005.

This MD&A may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially from the expected results.

Description of Business

The Company is an exploration company engaged in the acquisition and exploration of natural resource properties with potential for nickel, copper, cobalt, platinum and palladium deposits. The Company’s primary property is the West Raglan Project, located in the Province of Quebec, Canada. The Company also has an interest in a gas well near Fort St. John, British Columbia (the Fort St. John Project) and an interest in an oil and gas prospect in the Foothills Region of Alberta (the Maycroft Project). The Company is a reporting issuer in British Columbia and Alberta and its shares are listed on the TSX Venture Exchange and the Frankfurt Stock Exchange under the symbols KNP and KRL respectively.

Risks and Uncertainties

The Company’s principal activity of mineral exploration is considered to be very high risk. Companies in this industry are subject to many and varied kinds of risks, including but not limited to, environmental, commodity prices, political and economic, with some of the most significant risks being:

1.	Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small;

2.	The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them;

3.
Although the Company has taken steps to verify title to the mineral properties it has an interest in or is earning into, there is no guarantee that the property will not be subject to title disputes or undetected defects; and

4.
The Company is subject to the laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous material and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems related to its properties that may cause material liability to the Company.

Exploration Projects

West Raglan, Quebec

On March 26, 2003, the Company entered into a formal Option and Joint Venture Agreement with Anglo American Exploration (Canada) Ltd. ('Anglo American') whereby the Company can earn a 49% participating joint venture interest in the 720 square kilometre West Raglan Project located in the Cape Smith Belt in northern Quebec. To exercise the option, the Company must incur a total of $11.8 million of expenditures on exploration and related work on the property on or before December 31, 2006. As of the date of this report, the Company has incurred sufficient expenditures on exploration and has accordingly acquired a 51% interest in the West Raglan Project.

Anglo American has the right to increase its interest in the Project from 51% to 70% by completing, at its own cost, a bankable feasibility study. At the Company’s election, Anglo American can further increase its interest in the West Raglan Project to 75% by arranging production financing for both parties.

Anglo American Exploration (Canada) Ltd. is a wholly owned subsidiary of Anglo American plc, of London, England. The Company has funded exploration programs on the West Raglan Project in 2003 and 2004.

2005 Work Program - West Raglan

The Company and Anglo American are presently carrying out a $5 million 2005 exploration program.

Mobilization of fuel and field supplies from Salluit, Quebec to the West Raglan Project camp was substantially completed in April 2005. Ground geophysical surveys were carried out on the project in April 2005 and surveys resumed in mid June, after break-up, in preparation for a 4,000 metre diamond drill program.

The majority of the 2005 program will consist of diamond drilling. The diamond drill program, which began in the first week of July, will have two primary components:

1)	to follow up on high grade drill intercepts from the 2003 and 2004 programs and un-sourced boulder trains in the Greater Frontier Area; and

2)	to follow up on new targets generated by the ground geophysics program in the Raglan Formation and the Povungnituk Group.

The 2005 program is being carried out by West Raglan Project operator Anglo American.

Fort St. John, B.C.

The Company has a 15% working interest in a gas well in Fort St. John, B.C. The well produced approximately 9 million cubic feet of gas during the nine months ended June 30, 2005, for net production loss to the Company of $2,597.

Results of Operations

The Company reported a loss of $2,131,941 (2004 - $3,393,424) and a loss per share of $0.04 (2004 - $0.08) for the nine months ended June 30, 2005. The Company’s 2005 loss has decreased significantly compared to 2004 primarily due to lower exploration expenditures on the West Raglan Project, lower stock-based compensation expense and a future income tax recovery of renunciation of flow-through shares.

The Company expended $182,420 less on the West Raglan Project during the nine months ended June 30, 2005 compared to 2004 because the bulk of the 2004 exploration program was completed prior to October 1, 2004. The majority of exploration costs are incurred during the summer months.

The Company incurred $873,080 less in stock-based compensation during the nine months ended June 30, 2005 compared to 2004 because the Company granted 1,740,000 stock options in 2005 compared to 3,025,000 stock options in 2004. Although the Company re-priced 930,000 stock options and extended 1,417,500 stock options during the nine months ended June 30, 2005, the incremental stock-based compensation cost amounted to only $175,274.

A portion of the Company’s exploration activities are financed through proceeds received from the issue of flow-through shares. Under the terms of the flow-through share issues, the tax attributes of the related expenditures are renounced to the flow-through share subscribers. To recognize the foregone tax benefits to the Company, the carrying value of the shares issued is reduced by the tax effect of the tax benefits renounced to the subscribers. The tax effect of the renouncement is recorded upon renunciation and the corresponding exploration expenditures are incurred or are reasonably likely to be incurred within the permitted time frame. As a result of renouncing $804,500 of Canadian Exploration Expenses during the three months ended March 31, 2005, the Company recorded a reduction in share capital of $249,395 with a corresponding recovery of future income taxes.

Management billed the Company a total of $227,483 (2004 - $192,967) for management services for the nine months ended June 30, 2005. Of these amounts, $114,870 (2004 - $nil) was charged to exploration for technical geological services incurred on the West Raglan Project. Management devotes a portion of their time to the Company and a portion of their time to other companies where they are directors and/or officers. Accordingly, management invoices the Company based on the percentage of time each of the individuals devote to the Company. The total fees increased slightly as the Company’s business and projects required slightly more management time.

The Company utilized the services of Institutional Market Communications Inc. to provide European public relations on a month to month basis at a cost of $5,000 per month plus expenses. The Company has also engaged the services of Vanguard Shareholder Solutions Inc. to provide North American public relations on a month to month basis at a cost of $8,000 per month plus expenses. The Company attended investment conferences in Toronto, New Orleans, San Francisco, Quebec City, Calgary and Vancouver during the nine months ended June 30, 2005.

Office and miscellaneous costs increased primarily due to $23,750 of directors and officers liability insurance purchased in the first quarter of fiscal 2005.

Legal fees have increased primarily due to the litigation initiated by Novawest Resources Inc. against Anglo American and the litigation initiated by the Company against Novawest Resources Inc. Additional details regarding the litigation are provided in note 3 of the financial statements.

The Company paid an arms-length private company $81,000 (2004 - $78,500) for accounting, secretarial and general administrative services and paid the same company $nil (2004 - $26,000) for rent of office space.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital position improved by $1,637,429 over the nine months ended June 30, 2005. Working capital improved due to $3,702,550 of equity financing during the nine months ended June 30, 2005. Most of the funds raised were used to pay down accounts payable and accrued liabilities relating primarily to the 2004 exploration program. The balance of funds will be used for 2005 exploration and operating costs.

The Company’s funds from equity financing were derived as follows: 1) a non-brokered private placement for net proceeds of $450,000 by issuing 1,000,000 units at a price of $0.45 per unit; 2) a non-brokered private placement for net proceeds of $193,000 by issuing 800,000 flow-through common shares at a price of $0.25 per share; 3) a non-brokered private placement for net proceeds of $463,800 by issuing 2,000,000 flow-through common shares at a price of $0.25 per share; 4) a non-brokered private placement for net proceeds of $552,000 by issuing 1,840,000 common shares at a price of $0.30 per share; 5) a non-brokered private placement for net proceeds of $535,000 by issuing 1,833,334 common shares at a price of $0.30 per share; 6) issued 1,300,000 common shares pursuant to the exercise of agent’s options for proceeds of $260,000; and 7) issued 8,195,000 common shares pursuant to the exercise of warrants for proceeds of $1,248,750.

During April 2005, the Company received approximately $2,400,000 from the Quebec Government for refundable tax credits relating to fiscal 2004 West Raglan exploration expenditures.

The Company currently does not have any revenue producing assets and therefore will be dependent on additional equity financing in order to continue operations and to finance exploration on the West Raglan Project.

To exercise the West Raglan Project option, the Company must incur a total of $11.8 million of expenditures on exploration and related work on or before December 31, 2006. The Company has agreed to fund its share of a $5 million exploration program in calendar 2005. As at June 30, 2005, the Company has incurred approximately $10,800,000 in expenditures and accordingly, after the Company spends a further $1,000,000, the Company will have earned its 49% interest in the West Raglan Project at which time the company will only be responsible for 49% of on-going exploration costs. Therefore, the Company’s net cost of the $5 million program will be approximately $3,800,000. The Company intends to fund these costs primarily through funds on hand and tax credits recoverable from the Quebec Government. As of the date of this report, the Company has incurred sufficient expenditures on exploration and has accordingly acquired a 51% interest in the West Raglan Project.

As a part of the Company’s option earn-in agreement with Anglo American, Anglo American is required to fund 20% of the initial $11.8 million in exploration through equity financings in the Company. Based on exploration work carried out to date and funding previously provided by Anglo American, Anglo American was required to provide additional equity financing to the Company in the amount of approximately $552,000. Anglo American met this commitment by subscribing for 1,840,000 common shares at $0.30 per share in April 2005.

The Company has not entered into any off-balance sheet arrangements.

Selected Quarterly Information

The following selected consolidated financial data has been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company’s audited consolidated financial statements. All dollar amounts are in Canadian dollars.

Fiscal Quarter Ended	30-Jun-05	31-Mar-05	31-Dec-04	30-Sep-04	30-Jun-04	31-Mar-04	31-Dec-03	30-Sep-03

Interest income	$ 12,201	$ 4,790	$ 2,624	$ 5,877	$ 23,721	$ 23,814	$ 12,040	$ 4,976

Net loss	$ 903,430	$ 613,480	$ 615,031	$ 3,998,441	$ 608,083	$ 672,918	$ 2,112,423	$ 1,184,814

Basic and diluted
loss per share	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.09)	$ (0.01)	$ (0.01)	$ (0.05)	$ (0.05)
The June 2005 quarterly loss was slightly higher than the quarterly losses in March 2005 and December 2004 due to the $249,395 income tax recovery recorded in March 2005 and lower amounts or exploration incurred in December 2004. The quarterly loss for September 2004 and 2003 was significantly more than prior periods due to large exploration expenditures incurred during the summer months of July, August and September. The quarterly loss for December 2003 was much higher than in previous quarters as a result of new accounting rules for measuring stock option compensation coming into effect in fiscal 2004 and resulted in the fair value of stock options charged to operations. The Company granted 2,825,000 stock options during the three months ended December 31, 2003. Interest income fluctuates depending on the amount of cash on hand the Company has to invest in short term interest bearing investments. Since June 30, 2004, the Company has had smaller amounts of cash on hand to invest which in turn has resulted in smaller amounts of interest income.

Related Party Transactions

All of the Company’s transactions with related parties are disclosed in note 6 of the financial statements. The Company paid the CEO $84,733 (2004 - $108,000), the President $63,550 (2004 - $62,467) and the exploration manager $79,200 (2004 - $22,500).

Outstanding Share Data

As at August 26, 2005, the Company had the following securities issued and outstanding:

	Number	Exercise Price	Expiry Date

Common shares issued and outstanding	65,580,040	n/a	n/a

Warrants	11,260,103	$0.35 to $0.45	Dec 10/05 to Apr 22/07

Stock options	6,330,000	$0.19 to $0.93	Dec 22/05 to Jul 28/07

Fully Diluted	83,170,143

Directors and Officers

David Patterson Director and CEO John Maher Director
Harvey Keats Director and President Laurie Sadler Director
Kerry Sparkes Director Erin Walmesley Secretary

Additional Information

Additional information is provided in the Company’s audited financial statements for the periods ended September 30, 2004 and 2003 and the Company’s Information Circular dated December 14, 2004. These documents are available on SEDAR at www.sedar.com. Additional information relating to the Company’s operations and activities can also be found by visiting the Company’s website at www.knightresources.ca.